Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Bridgeport Ventures Inc.
360 Bay Street, Suite 500
Toronto, ON M5H 2V6

Item 2	Date of Material Change

August 8, 2012

Item 3	News Release

A news release was issued on August 8, 2012 through the facilities of Canada Newswire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On August 8, 2012, Premier Gold Mines Limited ("Premier Gold") and Bridgeport Ventures Inc. ("Bridgeport") announced that they have signed a definitive agreement to enter into a business combination, pursuant to which Bridgeport will acquire Premier Gold's wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”), by way of plan of arrangement pursuant to the Business Corporations Act (Ontario).

Item 5	Full Description of Material Change

On August 8, 2012, Premier Gold and Bridgeport announced that, further to their press release dated June 28, 2012, they have signed a definitive agreement (the "Business Combination Agreement") to enter into a business combination, pursuant to which Bridgeport will acquire Premier Gold's wholly-owned subsidiary, Premier Royalty, by way of plan of arrangement pursuant to the Business Corporations Act (Ontario) (the "Business Combination").

The Board of Directors of Bridgeport has unanimously approved the Business Combination and all directors and senior officers of Bridgeport and certain shareholders of Bridgeport, collectively holding approximately 25% of the issued and outstanding common shares of Bridgeport (the "Bridgeport Shares") have entered into lock-up and support agreements and have agreed to vote their Bridgeport Shares in favour of the Business Combination at the annual and special meeting of shareholders of Bridgeport ("Bridgeport Shareholders") expected to be held in the fall of 2012 (the "Meeting").

Prior to executing the Business Combination Agreement, the Bridgeport Board convened a Special Committee of directors that obtained an opinion from Ross Glanville & Associates Ltd. and Bruce McKnight Minerals Advisor Services that the Business Combination is fair to Bridgeport Shareholders, from a financial point of view.

The Business Combination is subject to, among other things, approval of at least two thirds of the votes cast by Bridgeport Shareholders at the Meeting, and other customary conditions, including court approvals and the receipt of all necessary regulatory and third party approvals, including the approval of the Toronto Stock Exchange. The Business Combination is expected to close in the fall of 2012.

In connection with the Business Combination, the Bridgeport Shares will be consolidated on the basis of one post-consolidation Bridgeport Share for every four (4) existing Bridgeport Shares. Bridgeport will then issue such number of post-consolidation Bridgeport Shares to Premier Gold, on a one-for-one basis, as is equal to 60% of the issued and outstanding post-consolidated Bridgeport Shares (on an undiluted basis) after giving effect to such issuance of Bridgeport Shares to Premier Gold, at a deemed price of $1.40 per common share of Premier Royalty (on a post-consolidation basis).

Bridgeport will also issue 0.375 of a warrant of Bridgeport (each whole warrant a "Bridgeport Warrant") for each post-consolidation Bridgeport Share held by its current shareholders. Each whole Bridgeport Warrant will be exercisable at a price of $2.00 per post-consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

In connection with the Business Combination, Premier Royalty completed a non-brokered financing of $11.5 million of convertible debentures which accrue interest at a rate of 8% per annum. The convertible debentures will effectively convert into units of Bridgeport ("Bridgeport Units") on closing of the Business Combination at a conversion price of $1.40. Each Bridgeport Unit will effectively consist of one post-consolidation Bridgeport Share and 0.375 of a Bridgeport Warrant. The proceeds will be used for royalty acquisitions and working capital.

All existing Bridgeport options will be terminated on or prior to the 90th day following the closing of the Business Combination. The terms of the existing warrants of Bridgeport will be adjusted to reflect the consolidation of Bridgeport Shares and distribution of Bridgeport Warrants.

Premier Gold previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions at 8% interest ($8 million on closing and the balance within one year), Premier Gold has a one-time right to effectively convert (the "Conversion Right") all or a portion of the bridge loan into units of Bridgeport at a price of $1.40 per unit (on a post-consolidation basis) at or prior to closing. Each Bridgeport Unit shall consist of one post-consolidation Bridgeport Share and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will be granted up to an additional 2.8 million Bridgeport Warrants (on a post-consolidation basis) less the number of Bridgeport Warrants issued to Premier Gold pursuant to the Conversion Right and an additional 1.4575 million warrants to purchase post-consolidation Bridgeport Shares, which shall be exercisable until October 7, 2014.

In addition, approximately 7.82 million post-consolidation Bridgeport Shares and up to 4.73 million warrants to purchase post-consolidation Bridgeport Shares will be issued to certain vendors of royalty interests in connection with the Business Combination.

In connection with the Business Combination, it is anticipated that the resulting issuer ("New Bridgeport") will change its name to "Premier Royalty Inc.". All existing directors and management of Bridgeport will resign, other than Hugh Snyder and Shastri Ramnath who will continue as directors of New Bridgeport. Premier Gold shall have the right to nominate 6 of the 8 directors of New Bridgeport and the new management team shall be set by Premier Gold.

Premier Gold has granted a right of first refusal in favour of New Bridgeport to purchase any royalties on Premier Gold's properties that Premier Gold may seek to sell at fair market value (such fair market value being equal to net asset value less 5%) for a period of two years following completion of the Business Combination.

Pursuant to the Business Combination outlined above and assuming that Premier Gold does not exercise its one time right to convert its bridge loan into units of New Bridgeport, on a post-consolidation basis there would 47.6 million common shares outstanding in New Bridgeport (on a non-diluted basis), of which approximately 39.8% would be owned by Premier Gold and 26.5% would be owned by current Bridgeport shareholders.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ms. Shastri Ramnath, President and Chief Executive Officer, (416) 603-4040

Item 9	Date of Report

August 16, 2012

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This material change report includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, completion of the Business Combination, consolidation of existing royalties with other royalty assets and other statements about strategic plans. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Gold's annual information form under the heading "Risk Factors" and in Bridgeport's management's discussion and analysis. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this material change report is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Gold, Premier Royalty and Bridgeport each disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.